   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                SCHEDULE 13E-3/A
                                 (RULE 13e-100)
          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


                  RULE 13e TRANSACTION STATEMENT UNDER SECTION
                  13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                                  MIKASA, INC.
                              (Name of the Issuer)


   MIKASA, INC., ALFRED J. BLAKE, RAYMOND B. DINGMAN, ANTHONY F. SANTARELLI, GEORGE T. ARATANI, J.G. DURAND INDUSTRIES, S.A., MOUNTAIN ACQUISITION CORP.

                    (Name of the Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  59862T 10 9
                     (CUSIP Number of Class of Securities)

AMY TUNIS, ESQ.                    PAUL FONTAINE
Secretary and Senior Counsel       J.G. DURAND INDUSTRIES, S.A.
MIKASA, INC.                       38 rue Adrien Danvers
One Mikasa Drive                   62510 Arques, France
Secaucus, New Jersey               011 3 21 93 00 00
07096-1549
(201) 867-9210

                          COPIES TO:
VICTOR I. LEWKOW, ESQ.             FREDERICK TANNE, ESQ.
DAVID LEINWAND, ESQ.               Kirkland & Ellis
Cleary, Gottlieb, Steen &          Citigroup Center
Hamilton                           153 East 53rd Street
One Liberty Plaza,                 New York, New York 10022
New York, New York 10006           (212) 446-4800
(212) 225-2000

            ________________________________________________________

             (Name, Address and Telephone Number of Person Notices
                and Communications on Behalf of Person(s) Filing
                             Statement)

    This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]
                         ------------------------------
                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                       $245,107,168                                                    $49,022

*   For purposes of calculating the filing fee only. Determined by
    (1) multiplying 14,325,295 shares of common stock, par value $0.01 per share, of Mikasa, Inc. by $16.50 per share, and (2) adding thereto $8,739,800 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 1,837,800 options are cancelled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $49,022                              Filing Party: Mikasa, Inc.
Form or registration no.: Schedule 14A                       Date filed: October 5, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION


    This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Mikasa, Inc., a Delaware corporation ("Mikasa"), the issuer of the equity securities that are the subject of the
Rule 13e-3 transaction described herein, (2) Alfred J. Blake, Raymond B. Dingman, Anthony F. Santarelli and George T. Aratani, each an individual, director and stockholder of Mikasa (such individuals collectively, including certain trusts through which such individuals hold Common Stock (as defined below), the "Continuing Stockholders"), (3) J.G. Durand Industries, S.A., a societe anonyme organized under the laws of France ("J.G. Durand Industries"), and (4) Mountain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of J.G. Durand Industries ("Merger Sub"). Mikasa, the Continuing Stockholders, J.G. Durand Industries and Merger Sub collectively are referred to herein as the "Filing Persons." Pursuant to an Agreement and Plan of Merger, dated September 10, 2000, and subject to the terms and conditions thereof, Merger Sub will merge with and into Mikasa (the "Merger").


    As a result of the Merger, each outstanding share of Mikasa common stock, par value $0.01 per share (the "Common Stock"), will be converted into the right to receive $16.50 in cash, other than (i) a total of 2,672,800 shares of Common Stock held by the Continuing Stockholders, which will be converted into shares of common stock of the surviving corporation, (ii) treasury shares and shares of Common Stock owned by any of Mikasa's subsidiaries and (iii) shares held by stockholders who dissent in accordance with Delaware law. Following the Merger, it is expected that the Continuing Stockholders will own, in the aggregate, approximately 15.3% of the capital stock of the surviving corporation, and J.G. Durand Industries will own approximately 84.7% of the capital stock of the surviving corporation.


    Concurrently with the filing of this Schedule 13E-3, Mikasa is filing Amendment No. 2 to its preliminary proxy statement on Schedule 14A (such Amendment No. 2, the "Proxy Statement") pursuant to which the stockholders of Mikasa will be given notice of, and be asked to vote with respect to, the Merger. The cross reference sheet below shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, and the schedules, exhibits, appendices and annexes thereto.


    The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Mikasa is "controlled" by or under common "control" with the Continuing Stockholders, J.G. Durand Industries or Merger Sub, or that any of the Continuing Stockholders, J.G. Durand Industries or Merger Sub is an "affiliate" of Mikasa within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

ITEM 1.      SUMMARY TERM SHEET.

             The information contained in the sections entitled "SUMMARY
             TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the Proxy Statement is incorporated herein by reference.

ITEM 2.      SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the section entitled "SUMMARY--The Companies" in the Proxy Statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "THE SPECIAL MEETING--General" in the Proxy
             Statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" in the Proxy
             Statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

(e)          PRIOR PUBLIC OFFERINGS.  None.

(f) PRIOR STOCK PURCHASES. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a)-(c)      NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES;
             BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled "SUMMARY--The Companies,"
             "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP,"
             "INFORMATION ABOUT J.G. DURAND INDUSTRIES AND MERGER SUB" and "DIRECTORS AND EXECUTIVE OFFICERS OF MIKASA" in the
             Proxy Statement is incorporated herein by reference.

             With the exception of Mr. Blake, who is a citizen of Canada, all of the executive officers and directors of Mikasa referred to above are citizens of the United States of America.

             With the exception of Mr. Petrillo, who is a citizen of the United States of America, all of the executive officers and directors of Merger Sub and J.G. Durand Industries referred to above are citizens of France.

             Under a potential interpretation of the rules governing
             "going private" transactions under Rule 13e-3 of the Securities Exchange Act of 1934, one or both of J.G. Durand
             Industries and Merger Sub may be deemed to be an affiliate of the Company.

             During the last five years, none of the Filing Persons nor any of the individuals referred to in the information incorporated by reference into this Item 3 has been convicted in a criminal proceeding (excluding, in the case of individuals, traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.      TERMS OF THE TRANSACTION.

(a)(1)       TENDER OFFERS.  Not applicable.

(a)(2)(i) TRANSACTION DESCRIPTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"
             "SUMMARY" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) CONSIDERATION. The information contained in the sections entitled "SUMMARY," "THE MERGER AGREEMENT--Structure; Merger
             Consideration" and "--Treatment of Options" in the Proxy
             Statement is incorporated herein by reference.

(a)(2)(iii) REASONS FOR TRANSACTION. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and
             Board of Directors; Fairness of the Merger," "--Structure of the Merger" and "--Purposes of the Merger" in the Proxy
             Statement is incorporated herein by reference.

(a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING--Voting Rights;
             Support Agreement" in the Proxy Statement is incorporated herein by reference.

(a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled "THE MERGER
             AGREEMENT--Structure; Merger Consideration," "--Treatment of
             Options," "SPECIAL FACTORS--Interests of Mikasa Directors and Executive Officers in the Merger" and "--Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vi) ACCOUNTING TREATMENT. The information contained in the section entitled "SPECIAL FACTORS--Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) INCOME TAX CONSEQUENCES. The information contained in the section entitled "SPECIAL FACTORS--Material Federal Income
             Tax Consequences to Stockholders" in the Proxy Statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the section entitled "SPECIAL FACTORS--Interests of Mikasa Directors and
             Executive Officers in the Merger" in the Proxy Statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the section entitled "SPECIAL FACTORS--Dissenters' Rights of Appraisal" in the Proxy Statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. Mikasa has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of Mikasa or to obtain counsel or appraisal services at the expense of Mikasa.

(f)          ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.

ITEM 5.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)          TRANSACTIONS.  None.

(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "SPECIAL
             FACTORS--Background of the Merger," "--Structure of the Merger," "--Purposes of the Merger" and "--Interests of Mikasa Directors and Executive Officers in the Merger" in the Proxy Statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SPECIAL
             FACTORS -- Background of the Merger," "--Interests of Mikasa
             Directors and Executive Officers in the Merger," "--Effects of the Merger," "THE MERGER AGREEMENT" and "THE SPECIAL
             MEETING--Voting Rights; Support Agreement" in the Proxy
             Statement is incorporated herein by reference.

ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Effects of the Merger," "--Interests of Mikasa Directors and Executive Officers in the Merger," and "THE MERGER
             AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(c)          PLANS.  The information contained in the sections entitled
             "SUMMARY," "SPECIAL FACTORS--Structure of the Merger,"
             "--Purposes of the Merger," "--Effects of the Merger,"
             "--Interests of Mikasa Directors and Executive Officers in the Merger" and "DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

ITEM 7.      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c) PURPOSES; REASONS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"
             "SPECIAL FACTORS--Background of the Merger,"
             "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger," "--Structure of the Merger" and "--Purposes of the Merger" in the Proxy
             Statement is incorporated herein by reference.

(b) ALTERNATIVES. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

(d)          EFFECTS.  The information contained in the sections entitled
             "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY,"
             "SPECIAL FACTORS--Structure of the Merger," "--Purposes of the Merger," "--Effects of the Merger," "--Interests of Mikasa Directors and Executive Officers in the Merger,"
             "--Accounting Treatment of the Merger," "--Material Federal
             Income Tax Consequences to Stockholders," "--Dissenters'
             Rights of Appraisal," "THE MERGER AGREEMENT" and "FEES AND
             EXPENSES," in the Proxy Statement is incorporated herein by reference.

ITEM 8.      FAIRNESS OF THE TRANSACTION.

(a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "QUESTIONS
             AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL
             FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Committee" in the Proxy Statement and in Appendix E to the Proxy Statement, is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. Approval of at least a majority of unaffiliated security holders is not required to complete the Merger. The information contained in the section entitled "SPECIAL FACTORS--Recommendations of the Special Committee and Board of Directors; Fairness of the
             Merger" in the Proxy Statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information contained in the section entitled "SPECIAL FACTORS--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the Proxy
             Statement is incorporated herein by reference.

(f) OTHER OFFERS. None. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" in the Proxy
             Statement is incorporated herein by reference.

ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)      REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE
             REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "SPECIAL FACTORS--
             Background of the Merger," "--Recommendations of the Special
             Committee and Board of Directors; Fairness of the Merger,"
             "--Opinion of Financial Advisor to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy
             Statement and in Appendix E to the Proxy Statement is incorporated herein by reference.

ITEM 10.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b),    SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS.  The
(d)          information contained in the section entitled "SPECIAL
             FACTORS--Financing for the Merger" in the Proxy Statement is
             incorporated herein by reference.

(c)          EXPENSES.  The information contained in the section entitled
             "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 11.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and
             "PRINCIPAL STOCKHOLDERS AND MANAGEMENT OWNERSHIP" and the information regarding the Support Agreement contained in the section "SPECIAL FACTORS--Interests of Mikasa Directors and
             Executive Officers in the Merger" in the Proxy Statement is incorporated herein by reference.

             Other than as disclosed in the information incorporated by reference into this Item 11(a), none of the Filing Persons nor any of the individuals referred to in Item 3 has any interest in the securities of Mikasa.

(b) SECURITIES TRANSACTIONS. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference. Other than as disclosed in the information incorporated by reference into this Item 11(b), none of the Filing Persons nor any of the individuals referred to in Item 3 has participated in any transaction in the securities of Mikasa during the past 60 days.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

(d)          INTENT TO TENDER OR VOTE IN A GOING-PRIVATE
             TRANSACTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER,"
             "SUMMARY," "THE SPECIAL MEETING--Voting Rights; Support
             Agreement" and "SPECIAL FACTORS--Interests of Mikasa
             Directors and Executive Officers in the Merger" in the Proxy
             Statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY" and "SPECIAL
             FACTORS--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13.     FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the sections entitled "SELECTED CONSOLIDATED FINANCIAL DATA" and
             "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference.

(b)          PRO FORMA INFORMATION.  Not applicable.

ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b)     SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE
             ASSETS.  The information contained in the sections entitled
             "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL
             FACTORS--Background of the Merger," "THE SPECIAL
             MEETING--Solicitation; Revocation and Use of Proxies" and
             "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 15.     ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. The information contained in the sections entitled "SUMMARY--Litigation Related to the Merger" and "SPECIAL FACTORS--Litigation" in the Proxy
             Statement is incorporated herein by reference. As a result of the proposed Merger, Mikasa and certain of its directors and executive officers have been named as defendants in the following lawsuits:

             -  Brickell Partners v. Alfred J. Blake et al., Delaware
             Chancery Court, New Castle County C.A. No. 18300-NC; filed
                September 11, 2000.

             -  Robert Seidenberg v. Alfred J. Blake et al., Delaware
             Chancery Court, New Castle County C.A. No. 18314-NC; filed
                September 14, 2000.

             -  Jeffrey Mohr v. Alfred J. Blake et al., Delaware Chancery
             Court, New Castle County C.A. No. 18334-NC; filed
                September 20, 2000.

ITEM 16.     EXHIBITS.

(a)(2)       Amendment No. 2 to the preliminary Proxy Statement on
             Schedule 14A filed with the Securities and Exchange
             Commission on December 1, 2000 (incorporated herein by reference to the Proxy Statement).

(c)(1) Opinion of CIBC World Markets Corp. (incorporated herein by reference to Appendix E of the Proxy Statement).

(c)(2)*      Materials presented by CIBC World Markets Corp. to the
             Special Committee of the Board of Directors of Mikasa, Inc.
             on September 10, 2000.

(d)(1) Agreement and Plan of Merger, dated September 10, 2000, among Mountain Acquisition Corp., the Shareholders Named
             Therein, Mikasa, Inc. and J.G. Durand Industries, S.A.
             (incorporated herein by reference to Appendix A of the Proxy
             Statement).

(d)(2)       Support Agreement, dated as of September 10, 2000, among
             J.G. Durand Industries, S.A., Mountain Acquisition Corp. and the stockholders of Mikasa, Inc. signatory thereto
             (incorporated herein by reference to Appendix B of the Proxy
             Statement).

(d)(3) Stockholders' Agreement, dated September 10, 2000, by and among Mikasa, Inc., J.G. Durand Industries, S.A. and the stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(4)*      Employment Agreement, dated September 10, 2000, between
             Mikasa, Inc. and Alfred J. Blake.

(d)(5)*      Employment Agreement, dated September 10, 2000, between
             Mikasa, Inc. and Raymond B. Dingman.

(d)(6)*      Employment Agreement, dated September 10, 2000, between
             Mikasa, Inc. and Anthony F. Santarelli.

(d)(7)*      Employment Agreement, dated September 10, 2000, between
             Mikasa, Inc. and George T. Aratani.

(d)(8)*      Mikasa, Inc. Incentive Compensation Plan, adopted as of
             September 10, 2000.

(d)(9)       Consent of the Board of Directors of Mountain Acquisition
             Corp., dated as of September 7, 2000, authorizing Philippe
             Durand to execute documents related to the Merger.

(f)          Section 262 of the Delaware General Corporation Law
             (incorporated herein by reference to Appendix D of the Proxy
             Statement).

(g)          Not applicable.


------------------------
* Denotes that the document was filed as an exhibit to the Schedule 13E-3 filed by the filing persons on October 5, 2000.

                                   SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


    Dated: December 1, 2000


                                          MIKASA, INC.

                                          By: /s/ AMY TUNIS_____________________

                                          Name: Amy Tunis
                                          Title: Secretary

                                          J.G. DURAND INDUSTRIES, S.A.

                                          By: /s/ P. DURAND_____________________

                                          Name: P. Durand
                                          Title: Member of the Directorate

                                          MOUNTAIN ACQUISITION CORP.

                                          By: /s/ P. DURAND_____________________

                                          Name: P. Durand
                                          Title: Authorized Representative

                                          /s/ AMY TUNIS_________________________
                                          Amy Tunis on Behalf of
                                          ALFRED J. BLAKE Pursuant
                                          to the Attached Power of Attorney

                                          /s/ AMY TUNIS_________________________
                                          Amy Tunis on Behalf of
                                          RAYMOND B. DINGMAN Pursuant
                                          to the Attached Power of Attorney

                                          /s/ AMY TUNIS_________________________

                                          Amy Tunis on Behalf of
                                          ANTHONY F. SANTARELLI Pursuant
                                          to the Attached Power of Attorney

                                          /s/ AMY TUNIS_________________________

                                          Amy Tunis on Behalf of
                                          GEORGE T. ARATANI Pursuant
                                          to the Attached Power of Attorney

                               POWERS OF ATTORNEY

    The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

    Dated: December 6, 1999

                                          __________/s/ ALFRED J. BLAKE_________

                                                     Alfred J. Blake

    The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

    Dated: December 6, 1999

                                          ________/s/ RAYMOND B. DINGMAN________

                                                    Raymond B. Dingman

    The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

    Dated: December 6, 1999

                                          _______/s/ ANTHONY F. SANTARELLI______

                                                  Anthony F. Santarelli

    The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

    Dated: December 3, 1999

                                          _________/s/ GEORGE T. ARATANI________

                                                    George T. Aratani

                                 EXHIBIT INDEX


       NUMBER
       EXHIBIT          DESCRIPTION
---------------------   -----------
(a)(2)                  Amendment No. 2 to the preliminary Proxy Statement on
                        Schedule 14A filed with the Securities and Exchange
                        Commission on December 1, 2000 (incorporated herein by
                        reference to the Proxy Statement).

(c)(1)                  Opinion of CIBC World Markets Corp. (incorporated herein by reference to Appendix E of the Proxy Statement).

(c)(2)*                 Materials presented by CIBC World Markets Corp. to the
                        Special Committee of the Board of Directors of Mikasa, Inc.
                        on September 10, 2000.

(d)(1)                  Agreement and Plan of Merger, dated September 10, 2000,
                        among Mountain Acquisition Corp., the Shareholders Named
                        Therein, Mikasa, Inc. and J.G. Durand Industries, S.A.
                        (incorporated herein by reference to Appendix A of the Proxy
                        Statement).

(d)(2)                  Support Agreement, dated as of September 10, 2000, among
                        J.G. Durand Industries, S.A., Mountain Acquisition Corp. and
                        the stockholders of Mikasa, Inc. signatory thereto
                        (incorporated herein by reference to Appendix B of the Proxy
                        Statement).

(d)(3)                  Stockholders' Agreement, dated September 10, 2000, by and
                        among Mikasa, Inc., J.G. Durand Industries, S.A. and the
                        stockholders of Mikasa, Inc. signatory thereto (incorporated herein by reference to Appendix C of the Proxy Statement).

(d)(4)*                 Employment Agreement, dated September 10, 2000, between
                        Mikasa, Inc. and Alfred J. Blake.

(d)(5)*                 Employment Agreement, dated September 10, 2000, between
                        Mikasa, Inc. and Raymond B. Dingman.

(d)(6)*                 Employment Agreement, dated September 10, 2000, between
                        Mikasa, Inc. and Anthony F. Santarelli.

(d)(7)*                 Employment Agreement, dated September 10, 2000, between
                        Mikasa, Inc. and George T. Aratani.

(d)(8)*                 Mikasa, Inc. Incentive Compensation Plan, adopted as of
                        September 10, 2000.

(d)(9)                  Consent of the Board of Directors of Mountain Acquisition
                        Corp., dated as of September 7, 2000, authorizing Philippe
                        Durand to execute documents related to the Merger.

(f)                     Section 262 of the Delaware General Corporation Law
                        (incorporated herein by reference to Appendix D of the Proxy
                        Statement).

(g)                     Not applicable.


------------------------

* Denotes that the document was filed as an exhibit to the Schedule 13E-3 filed by the filing persons on October 5, 2000.